EX-99.B-77D(g)

SUB-ITEM 77D(g): Any other investment policy set forth in the registrant’s charter, by-laws or prospectus.

WADDELL & REED ADVISORS FUNDS

Supplement dated January 31, 2018 to the

Waddell & Reed Advisors Equity Funds Prospectus

dated October 31, 2017

as supplemented December 8, 2017 and January 12, 2018

The following replaces the third sentence of the “Fees and Expenses” section on pages 3, 8, 12, 16, 20, 25, 30 and 35 of the Waddell & Reed Advisors Equity Funds prospectus:

More information about these and other discounts is available from your financial professional and in the Sales Charge Reductions section on page 67 of the Fund’s prospectus and in the Purchase, Redemption and Pricing of Shares section on page 96 of the Fund’s statement of additional information (SAI).

*****

WADDELL & REED ADVISORS FUNDS

Supplement dated January 12, 2018 to the

Waddell & Reed Advisors Equity Funds Prospectus

dated October 31, 2017

as supplemented December 8, 2017

Effective immediately, the following replaces the Class C information in the “General Comparison” table in the “Your Account — Choosing a Share Class” section:

Class C
No initial sales charge
A 1% deferred sales charge on shares you sell within 12 months after purchase
Maximum distribution and service (12b-1) fees of 1.00%
Effective January 1, 2018, with certain exceptions, converts to Class A shares ten years from the month in which the shares were purchased, thus reducing future annual expenses
Shareholders investing $1 million or more may not purchase Class C shares. Such requests to purchase Class C shares will automatically be treated as a request to purchase Class A shares

Effective immediately, the following replaces the last three sentences (last four sentences for the Equity Funds prospectus) of the first paragraph in the “Your Account — Choosing a Share Class — Class C Shares” section:

In general, Class C shares, and any reinvested dividends and other distributions paid on such shares, automatically convert to Class A shares, on a monthly basis, ten years after the end of the month in which the shares were purchased. However, Class C shares that have been held for fewer than 10 years also will convert to Class A shares if (i) the Class C shares are not subject to a CDSC, and (ii) a commission was not paid on the sale of such shares. All conversions from Class C shares to Class A shares will be on the basis of the relative NAVs per share, without the imposition of any sales load, fee or other charge. The conversion from Class C shares to Class A shares is not considered a taxable event for Federal income tax purposes. For investors invested in Class C shares through a financial intermediary, it is the responsibility of the financial intermediary to ensure that the investor is credited with the proper holding period for the shares redeemed. The automatic conversion of Class C shares to Class A shares shall not apply to shares held through intermediaries that do not track the length of time that a participant has held such shares.